

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 18, 2010

Mr. Jianzhong Zuo
Chief Executive Officer and President
LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building
No. 28 Wanquanzhuang Road, Haidian District
Beijing, China 100089

RE: **Form 8-K Item 4.01 filed May 11, 2010**
        File #0-52235

Dear Mr. Zuo:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant